P.E. 01/18/2013

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

13000343

March 14, 2013

David W. R. Brown
Jean K. Brown
*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-14-2013

Re: Bank of America Corporation
Incoming letter dated January 18, 2013

Dear Mr. and Mrs. Brown:

This is in response to your letter dated January 18, 2013 concerning the shareholder proposal that you submitted to Bank of America. On January 16, 2013, we issued our response expressing our informal view that Bank of America could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

RECEIVED
2013 JAN 25 AM 10: 13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 18, 2013

Mr. Ted Yu
Senior Special Counsel
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Mr. Yu,

We received your letters [attached as Bates pages 4 & 5 to this letter]. Your letters are concerned with our submitting a shareholder proposal to Bank of America (BofA) and how it violated your Staff Legal Bulletin No. 14F(CF).

Your two letters are the crowning touch on a perfect example of SEC bureaucracy!

The first letter [Bates 6] letter from our broker about ownership was written on Nov. 9 and we received it on Nov. 16 which is when we sent the proposal to BofA. As I read your Bulletin [Bates 7 & 8], it looks like you're mandating the broker and DTF to actually postdate their letters about our ownership of the stock to coincide with when we mail our proposal.

Is that even legal for the SEC (or in fact any government agency) to mandate the postdating of a required letter or document? It seems like that would fall in the same category as a notary public who was mandated to postdate her signature certificate.

Is the hoop that we have to jump through such that we request the ownership letter from our broker and then set some date way off in the future and then ***hope and pray*** that the broker writes the letter with the future date and that we will receive it in time so that we could send it in on the postdated date that we set for him? And when an additional letter is also required from the DTF with the very same specific postdated date, that makes the hoop even more difficult to jump through.

Whoever wrote the sentence "We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause **inconvenience** for shareholders when submitting proposals" should have been a standup comedian!

Our broker, T. Rowe Price provided a second letter [Bates 9] confirming our ownership. In it, they noted that they 'have requested their clearing firm [Pershing LLC] to send a similar letter requesting proof of ownership of these shares.'

Well, over a month has passed since T. Rowe Price wrote that letter and it is now too late to meet the BofA deadline and we've never heard from Pershing!

So, Mr. Yu, first, I hope you will reverse your decision about our proposal, based on the extreme "inconvenience" of trying to abide by your regulations ***and*** on the questionable specification of your regulations' mandating entities (in this case the broker and the DTC) to postdate their letters concerning the number of shares that their customer will hold *at some future date*, knowing that they have absolutely no control over the future actions of their customer. Is the postdating of letters and documents a standard practice at the SEC?

Second, would you let me know if you think it is even legal for the government to issue regulations that require the postdating of letters?

And third, I think your agency needs to institute a "Reality Training Program" for all of the SEC staff that is involved in any way with the shaping of regulations, to help them understand just how difficult it is for lowly shareholders to obey SEC regulations that put them at the mercy of trying to coordinate the actions of a broker and a DTC. If you institute such a training program and need course material, please feel free to use the unredacted documents of our experience as part of the instructional curriculum.

Finally, it seems rather silly to require both the broker and the DTC to confirm our ownership. And since our letter to BofA with the proposal had to state that we have owned the stock for a year and will continue to own it through the annual meeting, the specific date on the broker's letter seems inconsequential as long as it precedes, within a year, the date of our signed statement of a year's ownership submitted with the proposal.

1.) We hope you will reverse your decision.

2.) We hope you will look into the legality of government regulations that require private firms to postdate letters and documents – particularly when they concern citizens over whom they have no control.

3.) We hope you will institute an agency-wide training program to acquaint your regulation writing staff with the reality of shareholders' having to deal with brokers and DTCs.

4.) We hope you will revise your Staff Legal Bulletin No. 14F(CF) by requiring only one letter from the broker with a letter date and an ownership date that can precede the date that a stockholder proposal is submitted.

Please let us know, in writing, your attitudes and actions on these four concerns.

Thank you,

David W. R. Brown

Jean K. Brown

*** FISMA & OMB Memorandum M-07-16 ***

Phone:
Email: *** FISMA & OMB Memorandum M-07-16 ***

cc: T. Rowe Price
Pershing LLC
Bank of America

4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Bank of America by David W. R. Brown and Jean K. Brown. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: David W. R. Brown
Jean K. Brown
*** FISMA & OMB Memorandum M-07-16 ***

5

January 16, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

The proposal relates to compensation.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of Bank of America's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Senior Special Counsel

6

T. ROWE PRICE INVESTMENT SERVICES, INC.

BROKERAGE

WWW.TROWEPRICE.COM
P.O. Box 17435
Baltimore, Maryland
21297-1435
4515 Painters Mill Road
Owings Mills, Maryland
21117-4903
Toll-free 800-225-7720
Fax 410-581-5129

November 9, 2012

David W R Brown

*** FISMA & OMB Memorandum M-07-16 ***

Subject: Requested Information
Brokerage Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Brown:

Thank you for contacting T. Rowe Price about the Brokerage account shown above, which is registered to you and Jean K. Brown as the trustees of the David W. & Jean K. Brown Family Trust.

I am writing as a follow-up to your recent telephone conversation with one of our representatives, Gregory Vince. As requested, I can confirm that you currently own 5,300 shares of Bank of America Corp (Symbol: BAC) in the above Brokerage account as of November 8, 2012. Additionally, you have held these shares for more than one year. I hope this information is useful.

If you have any questions, please call a Brokerage representative at 1-800-225-7720. Representatives are available Monday through Friday from 8 a.m. to 8 p.m. ET.

Sincerely,

Michael Hawkins
T. Rowe Price Brokerage
A Division of T. Rowe Price Investment Services, Inc.

Correspondence Number: 02296609

T.RowePrice
INVEST WITH CONFIDENCE

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

4.

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

9

T. ROWE PRICE INVESTMENT SERVICES, INC.

BROKERAGE

WWW.TROWEPRICE.COM

P.O. Box 17435
Baltimore, Maryland
21297-1435

4515 Painters Mill Road
Owings Mills, Maryland
21117-4903

Toll-free 800-225-7720
Fax 410-581-5129

December 3, 2012

David W R Brown

*** FISMA & OMB Memorandum M-07-16 ***

Subject: Requested Information
Brokerage Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Brown:

Thank you for contacting T. Rowe Price about the Brokerage account shown above, which is registered to you and Jean K. Brown as the trustees of the David W. & Jean K. Brown Family Trust.

As requested, I can confirm that as of November 16, 2012, you held 5,300 shares of Bank of America Corp (Symbol: BAC) in the above Brokerage account. Additionally, you have held these shares for more than one year.

In addition, as requested, I have requested that our clearing firm send you a similar letter requesting proof of ownership of these shares. I hope this information is useful.

If you have any questions, please call a Brokerage representative at 1-800-225-7720. Representatives are available Monday through Friday from 8 a.m. to 8 p.m. ET.

Sincerely,

Michael Hawkins
T. Rowe Price Brokerage
A Division of T. Rowe Price Investment Services, Inc.

Correspondence Number: 02309575

T.RowePrice
INVEST WITH CONFIDENCE

David & Jean Brown

*** FISMA & OMB Memorandum M-07-16 ***

TAMPA FL 335
SAINT PETERSBURG FL
18 JAN 2013 PM 4 L

4561

Ted Yu
Senior Special Counsel
U.S. Securities & Exchange Commission
Washington DC 20549

20549